UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

OPKO Health, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

68375N103

(CUSIP Number)

Kate Inman

4400 Biscayne Blvd.

Miami, FL 33137

(305) 575-4138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68375N103

(1)	Names of reporting persons The Frost Group, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 20,286,704 shares*
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 20,286,704 shares*
(11)	Aggregate amount beneficially owned by each reporting person 20,286,704 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.2%
(14)	Type of reporting person (see instructions) OO

*	Includes vested warrants to purchase 4,796,158 shares of Common Stock.

Page 2 of 7 Pages

CUSIP No. 68375N103

(1)	Names of reporting persons Frost Gamma Investments Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 134,924,485 shares*
	(8)	Shared voting power 20,286,704 shares**
	(9)	Sole dispositive power 134,924,485 shares*
	(10)	Shared dispositive power 20,286,704 shares**
(11)	Aggregate amount beneficially owned by each reporting person ☐ 155,211,189 shares***
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 45.7%
(14)	Type of reporting person (see instructions) OO

*	Includes vested warrants to purchase 10,831,141 shares of Common Stock. Does not include options to acquire 1,987,500 shares of Common Stock held individually by Dr. Frost, which are exercisable within the next 60 days.

**	Includes vested warrants to purchase 4,796,158 shares of Common Stock held by Frost Group, LLC.

***	Includes vested warrants to purchase 15,627,299 shares of Common Stock. Does not include options to acquire 1,987,500 shares of Common Stock held individually by Dr. Frost, which are exercisable within the next 60 days.

Page 3 of 7 Pages

CUSIP No. 68375N103

(1)	Names of reporting persons Phillip Frost, M.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 136,911,985 shares*
	(8)	Shared voting power 20,286,704 shares**
	(9)	Sole dispositive power 136,911,985 shares*
	(10)	Shared dispositive power 20,286,704 shares**
(11)	Aggregate amount beneficially owned by each reporting person ☐ 157,198,689 shares***
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 46.0%
(14)	Type of reporting person (see instructions) IN

*	Includes vested warrants to purchase 10,831,141 shares of Common Stock held by Frost Gamma Investments Trust. Also includes options to acquire 1,987,500 shares of Common Stock, which are exercisable within the next 60 days.

**	Includes vested warrants to purchase 4,796,158 shares of Common Stock held by Frost Group, LLC.

***	Includes vested warrants to purchase 15,627,299 shares of Common Stock. Also includes options to acquire 1,987,500 shares of Common Stock, which are exercisable within 60 days.

Page 4 of 7 Pages

CUSIP No. 68375N103

This Amendment No. 11 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on April 6, 2007, as amended by Amendment No. 2 to the Schedule 13D filed on August 2, 2007, as amended by Amendment 3 to the Schedule 13D filed on February 14, 2008, as amended by Amendment 4 to Schedule 13D filed on August 21, 2008, as amended by Amendment No. 5 to the Schedule 13D filed on February 26, 2009, as amended by Amendment No. 6 to the Schedule 13D filed on March 19, 2009, as amended by Amendment No. 7 to the Schedule 13D filed on October 1, 2009, as amended by Amendment No. 8 to the Schedule 13D filed on March 28, 2011, as amended by Amendment No. 9 to the Schedule 13D filed on October 24, 2011, as amended by Amendment No. 10 to the Schedule 13D filed on October 11, 2012 (together, the “Original Schedule 13D”), by The Frost Group, LLC (“Frost Group”), Frost Gamma Investments Trust (“Gamma Trust”) and Phillip Frost, M.D. (“Dr. Frost”). This Amendment is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed on the cover pages to this Amendment. Exhibit 3 to the Original Schedule 13D is hereby incorporated by this reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following paragraph to the end of the item:

Gamma Trust acquired 6,410,090 shares of Common Stock, for investment purposes, in a series of transactions from October 11, 2012 to March 21, 2013, at prices ranging from $4.205 to $7.70 per share for an aggregate purchase price of $20,757,708, including without limitation 2,520,190 shares of Common Stock upon the conversion of 252,019 shares of Series D Preferred Stock on March 8, 2013. The Series D Preferred Stock was acquired for investment purposes on September 18, 2009, in a private placement with the Issuer, which closed on September 28, 2009. The source of funds used in all transactions from October 11, 2012 to March 21, 2013 was working capital of Gamma Trust.

Item 4.	Purpose of Transaction

Item 4 is amended by adding the following paragraphs to the end of the item:

Gamma Trust acquired 3,889,900 shares of Common Stock, for investment purposes, in a series of transactions from October 11, 2012 to March 21, 2013, at prices ranging from $4.205 to $7.70 per share. Gamma Trust also acquired 2,520,190 shares of Common Stock upon the conversion of 252,019 shares of Series D Preferred Stock on March 8, 2013. The Series D Preferred Stock was acquired for investment purposes on September 18, 2009, in a private placement with the Issuer, which closed on September 28, 2009.

In the last 60 days prior to the filing of this Amendment No. 11, Gamma Trust has acquired a total of 1,243,900 shares of Common Stock purchased on the open market at prices ranging from $6.12 to $7.70 per share and 2,520,190 shares of Common Stock upon the conversion of 252,019 shares of Series D Preferred Stock on March 8, 2013. The Series D Preferred Stock was acquired for investment purposes on September 18, 2009, in a private placement with the issuer, which closed on September 28, 2009, whereby Gamma Trust acquired the shares of Series D Preferred Stock for $24.80 per share. The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.

Item 5.	Interest in Securities of the Issuer

Item 5 is deleted in its entirety and replaced with the following text:

Page 5 of 7 Pages

CUSIP No. 68375N103

Frost Group beneficially owns 20,286,704 shares of Common Stock. The 20,286,704 shares include vested warrants to purchase 4,796,158 shares of Common Stock. The 20,286,704 shares of Common Stock beneficially owned by Frost Group constitute approximately 6.2% of the Issuer’s outstanding shares of Common Stock, based upon 324,257,735 shares of Common Stock outstanding as of March 8, 2013, and calculated in accordance with Rule 13d-3. Frost Group shares the power to vote and the power to dispose such shares with Gamma Trust and Dr. Frost.

Gamma Trust directly beneficially owns 134,924,485 shares of Common Stock. The 134,924,485 shares include vested warrants to purchase 10,831,141 shares of Common Stock. Also, Gamma Trust, as the controlling member of Frost Group, may be deemed to beneficially own the 20,286,704 shares of Common Stock beneficially owned by Frost Group. The 155,211,189 total shares of Common Stock beneficially owned by Gamma Trust constitute 45.7% of the Issuer’s outstanding shares of Common Stock, based upon 324,257,735 shares of Common Stock outstanding as of March 8, 2013, and calculated in accordance with Rule 13d-3. Dr. Frost is the sole trustee of Gamma Trust and holds sole voting and dispositive power with respect to 134,924,485 shares of Common Stock. Gamma Trust has shared voting and dispositive power with respect to the 20,286,704 shares of Common Stock owned by Frost Group.

In addition, Dr. Frost has 1,987,500 options to purchase the Company’s Common Stock, which are exercisable within 60 days of March 21, 2013. Dr. Frost, as the sole trustee of Gamma Trust, which is the controlling member of Frost Group, may be deemed to beneficially own the 20,286,704 shares of Common Stock beneficially owned by Frost Group and the 134,924,485 shares of Common Stock beneficially owned by Gamma Trust. The 157,198,689 shares of Common Stock beneficially owned by Dr. Frost constitute 46.0% of the Issuer’s outstanding shares of Common Stock, based upon 324,257,735 shares of Common Stock outstanding as of March 8, 2013, and calculated in accordance with Rule 13d-3. Dr. Frost, as sole trustee of Gamma Trust, has sole voting and dispositive power over 136,911,985 shares of Common Stock. Dr. Frost has shared voting and dispositive power with respect to 20,286,704 shares of Common Stock owned by Frost Group.

For information regarding transactions effected in the last 60 days prior to the filing of this Amendment No. 11, see Item 4 above.

Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer beneficially owned by them.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2013	The Frost Group, LLC

	By:	/s/ Steven D. Rubin
Name: Steven D. Rubin
Title: Vice President

March 21, 2013	Frost Gamma Investments Trust

	By:	/s/ Phillip Frost, M.D.
Name: Phillip Frost, M.D.
Title: Sole Trustee

March 21, 2013	By:	/s/ Phillip Frost M.D.
Name: Phillip Frost, M.D., Individually

Page 7 of 7 Pages